=============================================================================
                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549
                                 SCHEDULE 13D
                Under the Securities and Exchange Act of 1934

                              (Amendment No. 3)*

                                 SIRVA, INC.
               ------------------------------------------------
                               (Name of Issuer)

                    Common Stock, par value $0.01 per share
                ------------------------------------------------
                        (Title of Class of Securities)

                                  82967Y104
                ------------------------------------------------
                               (CUSIP Number)

                           Allison Bennington, Esq.
                              ValueAct Capital
                       435 Pacific Avenue, Fourth Floor
                          San Francisco, CA  94133
                               (415) 362-3700
                ------------------------------------------------
                 (Name, address and telephone number of Person
                 Authorized to Receive Notices and Communications)

                         Christopher G. Karras, Esq.
                                 Dechert LLP
                                  Cira Centre
                                2929 Arch Street
                          Philadelphia, PA 19104-2808
                                (215) 994-4000

                                June 27, 2007
                ------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

This information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
=============================================================================

                                SCHEDULE 13D
--------------------------                          -------------------------
CUSIP NO. 82967Y104                                              Page 2 of 14
-----------------------------------------------------------------------------
1. NAME OF REPORTING PERSON/S.S. OR I.R.S. INDENTIFICATION NO. OF ABOVE PERSON (entities only)

   ValueAct Capital Master Fund, L.P.
-----------------------------------------------------------------------------
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [X]
                                                                      (b) [ ]
-----------------------------------------------------------------------------
3. SEC USE ONLY

-----------------------------------------------------------------------------
4. SOURCE OF FUNDS (See Instructions)*

   WC*
-----------------------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(d) or 2(e)                                         [ ]
-----------------------------------------------------------------------------
6. CITIZENSHIP OR PLACE OF ORGANIZATION

   British Virgin Islands
-----------------------------------------------------------------------------
                    7.  SOLE VOTING POWER
                        0
   NUMBER OF       ----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER
   BENEFICIALLY         51,329,322**
   OWNED BY EACH   ----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER
                        0
                   ----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER
                        27,140,987**
-----------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    51,329,322**
-----------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                                        [ ]
-----------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    54.6%
-----------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON

    PN
-----------------------------------------------------------------------------
*See Item 3
**See Item 2 and 5

                                SCHEDULE 13D
--------------------------                          -------------------------
CUSIP NO. 82967Y104                                              Page 3 of 14
----------------------------------------------------------------------------
1. NAME OF REPORTING PERSON/S.S. OR I.R.S. INDENTIFICATION NO. OF ABOVE PERSON (entities only)

   VA Partners, L.L.C.
-----------------------------------------------------------------------------
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [X]
                                                                      (b) [ ]
-----------------------------------------------------------------------------
3. SEC USE ONLY

-----------------------------------------------------------------------------
4. SOURCE OF FUNDS*

   00*
-----------------------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(d) or 2(e)                                         [ ]
-----------------------------------------------------------------------------
6. CITIZENSHIP OR PLACE OF ORGANIZATION

   Delaware
-----------------------------------------------------------------------------
                    7.  SOLE VOTING POWER
                        0
   NUMBER OF       ----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER
   BENEFICIALLY         51,329,322**
   OWNED BY EACH   ----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER
                        0
                   ----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER
                        27,140,987**
-----------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    51,329,322**
-----------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                                        [ ]
-----------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    54.6%
-----------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON

    00 (LLC)
-----------------------------------------------------------------------------
*See Item 3
**See Item 2 and 5

                                SCHEDULE 13D
--------------------------                          -------------------------
CUSIP NO. 82967Y104                                              Page 4 of 14
----------------------------------------------------------------------------
1. NAME OF REPORTING PERSON/S.S. OR I.R.S. INDENTIFICATION NO. OF ABOVE PERSON (entities only)

   ValueAct Capital Management, L.P.
-----------------------------------------------------------------------------
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [X]
                                                                      (b) [ ]
-----------------------------------------------------------------------------
3. SEC USE ONLY

-----------------------------------------------------------------------------
4. SOURCE OF FUNDS*

   00*
-----------------------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(d) or 2(e)                                         [ ]
-----------------------------------------------------------------------------
6. CITIZENSHIP OR PLACE OF ORGANIZATION

   Delaware
-----------------------------------------------------------------------------
                    7.  SOLE VOTING POWER
                        0
   NUMBER OF       ----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER
   BENEFICIALLY         51,329,322**
   OWNED BY EACH   ----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER
                        0
                   ----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER
                        27,140,987**
-----------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    51,329,322**
-----------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                                        [ ]
-----------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    54.6%
-----------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON

    PN
-----------------------------------------------------------------------------
*See Item 3
**See Item 2 and 5

                                SCHEDULE 13D
--------------------------                          -------------------------
CUSIP NO. 82967Y104                                              Page 5 of 14
----------------------------------------------------------------------------
1. NAME OF REPORTING PERSON/S.S. OR I.R.S. INDENTIFICATION NO. OF ABOVE PERSON (entities only)

   ValueAct Capital Management, LLC
-----------------------------------------------------------------------------
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [X]
                                                                      (b) [ ]
-----------------------------------------------------------------------------
3. SEC USE ONLY

-----------------------------------------------------------------------------
4. SOURCE OF FUNDS*

   00*
-----------------------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(d) or 2(e)                                         [ ]
-----------------------------------------------------------------------------
6. CITIZENSHIP OR PLACE OF ORGANIZATION

   Delaware
-----------------------------------------------------------------------------
                    7.  SOLE VOTING POWER
                        0
   NUMBER OF       ----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER
   BENEFICIALLY         51,329,322**
   OWNED BY EACH   ----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER
                        0
                   ----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER
                        27,140,987**
-----------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    51,329,322**
-----------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                                        [ ]
-----------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    54.6%
-----------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON

    00 (LLC)
-----------------------------------------------------------------------------
*See Item 3
**See Item 2 and 5

                                SCHEDULE 13D
--------------------------                          -------------------------
CUSIP NO. 82967Y104                                              Page 6 of 14
-----------------------------------------------------------------------------
1. NAME OF REPORTING PERSON/S.S. OR I.R.S. INDENTIFICATION NO. OF ABOVE PERSON (entities only)

   Jeffrey W. Ubben
---------------------------------------------------------------------------
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [X]
                                                                      (b) [ ]
-----------------------------------------------------------------------------
3. SEC USE ONLY

---------------------------------------------------------------------------
4. SOURCE OF FUNDS*

   00*
-----------------------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(d) or 2(e)                                         [ ]
-----------------------------------------------------------------------------
6. CITIZENSHIP OR PLACE OF ORGANIZATION

   United States
-----------------------------------------------------------------------------
                    7.  SOLE VOTING POWER
                        0
   NUMBER OF       ----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER
   BENEFICIALLY         51,329,322**
   OWNED BY EACH   ----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER
                        0
                   ----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER
                        27,140,987**
-----------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    51,329,322**
-----------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                                        [ ]
-----------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    54.6%
-----------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON

    IN
-----------------------------------------------------------------------------
*See Item 3
**See Item 2 and 5

                                SCHEDULE 13D
--------------------------                          -------------------------
CUSIP NO. 82967Y104                                              Page 7 of 14
-----------------------------------------------------------------------------
1. NAME OF REPORTING PERSON/S.S. OR I.R.S. INDENTIFICATION NO. OF ABOVE PERSON (entities only)

   George F. Hamel, Jr.
---------------------------------------------------------------------------
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [X]
                                                                      (b) [ ]
-----------------------------------------------------------------------------
3. SEC USE ONLY

-----------------------------------------------------------------------------
4. SOURCE OF FUNDS*

   00*
-----------------------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]
-----------------------------------------------------------------------------
6. CITIZENSHIP OR PLACE OF ORGANIZATION

   United States
-----------------------------------------------------------------------------
                   7.  SOLE VOTING POWER
                        0
   NUMBER OF       ----------------------------------------------------------
   SHARES          8.  SHARED VOTING POWER
   BENEFICIALLY         51,329,322**
   OWNED BY EACH   ----------------------------------------------------------
   PERSON WITH     9.  SOLE DISPOSITIVE POWER
                        0
                   ----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER
                        27,140,987**
-----------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    51,329,322**
-----------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                                        [ ]
-----------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    54.6%
-----------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON

    IN
-----------------------------------------------------------------------------
*See Item 3
**See Item 2 and 5

                                SCHEDULE 13D
--------------------------                          -------------------------
CUSIP NO. 82967Y104                                              Page 8 of 14
-----------------------------------------------------------------------------
1. NAME OF REPORTING PERSON/S.S. OR I.R.S. INDENTIFICATION NO. OF ABOVE PERSON (entities only)

   Peter H. Kamin
-----------------------------------------------------------------------------
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [X]
                                                                      (b) [ ]
---------------------------------------------------------------------------
3. SEC USE ONLY

-----------------------------------------------------------------------------
4. SOURCE OF FUNDS*

   00*
-----------------------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]
-----------------------------------------------------------------------------
6. CITIZENSHIP OR PLACE OF ORGANIZATION

   United States
-----------------------------------------------------------------------------
                    7.  SOLE VOTING POWER
                        0
   NUMBER OF       ----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER
   BENEFICIALLY         51,329,322**
   OWNED BY EACH   ----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER
                        0
                   ----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER
                        27,140,987**
-----------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    51,329,322**
-----------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                                        [ ]
-----------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    54.6%
-----------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON

    IN
-----------------------------------------------------------------------------
*See Item 3
**See Item 2 and 5

                                SCHEDULE 13D
--------------------------                          -------------------------
CUSIP NO. 82967Y104                                              Page 9 of 14
-----------------------------------------------------------------------------
THE PURPOSE OF THIS AMENDMENT NO. 3 IS TO AMEND THE OWNERSHIP PERCENTAGES
AND SHARES OF THE REPORTING PERSONS AND TO AMEND AND RESTATE ITEM 3 AND
ITEM 5 AND AMEND ITEM 6. THE INFORMATION BELOW SUPPLEMENTS THE INFORMATION PREVIOUSLY PROVIDED.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The source of funds used for the purchase of the Issuer's securities was the working capital of ValueAct Capital Master Fund, L.P. ("ValueAct Master Fund"). The aggregate funds used by these Reporting Persons to make the purchases were $84,406,794.60 (including funds used for the purchase of the Amended Note (as defined and described in Item 6 hereof)). The deferred stock referenced in Item 5 hereof that was issued to Peter H. Kamin was issued in consideration of Mr. Kamin's service on the Issuer's Board of Directors and without the expenditure of funds by these Reporting Persons.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

As of the date hereof, ValueAct Master Fund is the owner of record of 7,131,900 shares of Common Stock, representing 7.6% of the Issuer's 93,973,602 outstanding shares of Common Stock.?However, as of the date hereof, ValueAct Master Fund may be deemed to be the beneficial owner of 51,329,322 shares of Common Stock, representing approximately 54.6% of the Issuer's outstanding Common Stock, as more fully described in the following paragraphs of this
Item 5. ?In addition, VA Partners, ValueAct Management L.P., ValueAct Management LLC and the Managing Members (collectively, the "Joint Filers") may each be deemed the beneficial owner of an aggregate of 51,329,322 shares of Common Stock, representing approximately 54.6% of the Issuer's outstanding Common Stock.

Of the?51,329,322 shares of Common Stock reported as beneficially owned by ValueAct Master Fund on this Schedule 13D, 17,085,837 shares are owned of record by Clayton, Dubilier & Rice Fund V Limited Partnership ("Fund V") and 7,102,498 shares are owned of record by Clayton, Dubilier & Rice Fund VI Limited Partnership (collectively, the "CD&R Shares" and together with Fund V, the "CD&R Entities").? Solely as a result of the Voting Agreement dated September 29, 2006 entered into by and among ValueAct Master Fund and the CD&R Entities, ValueAct Master Fund and the Joint Filers may be deemed to beneficially own the CD&R Shares.??The Voting Agreement, described in Item 6, memorializes the CD&R Entities' obligation to vote in favor of the conversion of the Amended Notes into the Issuer's Convertible Perpetual Preferred Stock, as described in Item 4. All dispositive power and pecuniary interest in the CD&R Shares are held by the CD&R Entities.?

The?51,329,322 shares of Common Stock reported as beneficially owned by ValueAct Master Fund on this Schedule 13D includes 20,000,000 shares of Common Stock (the "Conversion Shares") issuable to ValueAct Master Fund at any time upon conversion, at its option, of the 60,000,00 shares of Convertible Preferred Stock that ValueAct Master Fund would be issued upon the Exchange (defined below) if the requisite shareholder approval is obtained. As of the date hereof, the Issuer has not solicited proxies to approve the conversion of the 12% Senior convertible note, due June 1, 2011 into Convertible Preferred Stock (the "Exchange"), and there is no assurance that the shareholders will approve the Exchange within 60 days from the date hereof, or at all.

                                SCHEDULE 13D
--------------------------                          -------------------------
CUSIP NO. 82967Y104                                             Page 10 of 14
-----------------------------------------------------------------------------
The 51,329,322 shares of Common Stock reported as beneficially owned by ValueAct Master Fund on this Schedule 13D includes 9,087 shares of Common Stock issuable to a Peter H. Kamin, a Managing Member, upon conversion of deferred stock granted to Mr. Kamin for serving on the Issuer's Board of Directors. Under an agreement with ValueAct Master Fund, Mr. Kamin is deemed to hold the deferred stock for the benefit of ValueAct Master Fund, and indirectly for (i) VA Partners, L.L.C. as General Partner of ValueAct Master Fund (ii) ValueAct Capital Management, L.P. as the manager of ValueAct Master Fund and (iii) ValueAct Capital Management, LLC as General Partner of ValueAct Capital Management, L.P. ValueAct Master Fund and the Joint Filers disclaim beneficial ownership of the 9,087 shares except to the extent of their pecuniary interest therein.

ValueAct Master Fund and the Joint Filers disclaim beneficial ownership of the CD&R Shares and the Conversion Shares pursuant to Rule 13d-4 under the Securities Exchange Act of 1934, as amended (the "Act"), and the inclusion of CD&R Shares and the Conversion Shares in this report shall not be deemed as admission of beneficial ownership of the reported securities for purposes of
Section 13(d) or 13(g) of the Act or for any other purposes.

The aggregate percentage of shares of Common Stock owned by each person named herein is based upon 93,973,602 shares, which is the sum of (i) 73,964,515 shares of Common Stock outstanding as of April 30, 2007, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 4, 2007, (ii) 20,000,000 shares of Common Stock issuable to ValueAct Master Fund at its option subsequent to an Exchange and (iii) 9,087 shares of deferred stock owned of record by Mr. Kamin issuable upon the conversion of deferred stock into 9,087 shares of Common Stock.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDING, OR RELATIONSHIPS WITH RESPECT TO THE SECURITIES

On June 27, 2007, ValueAct Master Fund and MLF, the holders of the Issuer's 10% senior convertible notes (the "10% Note"), and the Issuer agreed to amend the terms of the 10% Note. The amended note (the "Amended Note") accrues interest on the unpaid principal at a rate of 12% per annum, starting on June 1, 2007. Interest is payable on the Amended Notes quarterly in arrears on March 1, June 1, September 1 and December 1 of each year, beginning on September 1, 2007. All interest is paid in the form of shares of the Issuer's Common Stock at a conversion rate equal to the lesser to the lesser of (a) $2.00 per share or (b) the fair market value per share, in each case rounding down to the next whole share amount.

The Amended Note matures on June 1, 2011 and automatically converts into 75,000 shares of the Issuer's Convertible Preferred Stock upon stockholder approval of the conversion of the Amended Note and related issuance of Convertible Preferred Stock (the "Conversion Event"). ValueAct would be issued 60,000 shares of Convertible Preferred Stock upon a Conversion Event. The 10% Note had provided for an additional 2.0% of interest to be paid if the Conversion Event did not occur before May 31, 2007. Due to the increase in the interest rate to 12.0%, the Amended Note no longer provides for the payment of additional interest if a Conversion Event does not occur by a specific date. All other terms of the 10% Note remain unchanged. For a description of the other terms of the Notes, see the Issuer's Current Report on Form 8-K filed with the "SEC" on September 29, 2006.

                                SCHEDULE 13D
--------------------------                          -------------------------
CUSIP NO. 82967Y104                                             Page 11 of 14
-----------------------------------------------------------------------------

In addition, on June 27, 2007, the Issuer, ValueAct and MLF Offshore entered into Amendment No. 1 to the Registration Rights Agreement (the "Registration Rights Amendment"), dated as of September 29, 2006, among the Issuer, ValueAct and MLF Offshore. The Registration Rights Amendment, among other matters, amends the definition of "Registrable Securities" to include any shares of SIRVA's common stock that are issued as interest payments on the Amended Notes. The Registration Rights Amendment also amends the definition of "Filing Deadline" to require the Issuer to file a registration statement on the earlier of (a) 60 days after the date the Amended Note is converted into the Convertible Preferred Stock or (2) 60 days after the Issuer has filed all materials required to be filed pursuant to Sections 13, 14 or 15(d) of the Securities and Exchange Act of 1934, as amended, for a period of at least twelve calendar months. Other changes included in the Registration Rights Amendment are to reflect the terms of the Amended Note. All other terms of the Registration Rights Agreement remain unchanged. For a description of the other terms of the Registration Rights Agreement, see the Issuer's Current Report on Form 8-K filed with the SEC on September 29, 2006.

In connection with the issuance of the Amended Note, the Issuer also amended and restated the Certificate of Designations (the "Amended Certificate of Designations") for its Convertible Preferred Stock. As under the original Certificate of Designations, the initial liquidation preference ($1000 per share) of the Convertible Preferred Stock is convertible into shares of the issuer's common stock, at the option of the holder, at an initial conversion price of $3.00 per share. Under the Amended Certificate of Designations, if the Issuer is unable to pay dividends on the Convertible Preferred Stock on a dividend payment date, the liquidation preference of the shares will be increased by the accretion amount in respect of the unpaid dividends and that accreted amount will be convertible into shares of Common Stock at a conversion price equal to the lesser of (a) $2.00 per share or (b) the fair market value per share, in each case rounding down to the next whole share amount. If the Issuer accreted any dividends in the immediately prior dividend payment date, dividends that accrue between such dividend payment date and a conversion date will also be convertible into shares of Common Stock at a conversion price equal to the lesser of (a) $2.00 per share or (b) the fair market value per share. Otherwise such dividends will be converted at the conversion price of $3.00 per share. The Convertible Preferred Stock that would be issued upon conversion of the Amended Note purchased by ValueAct would initially be convertible, at the option of ValueAct, into 20,000,000 shares of Common Stock. All other terms of the Convertible Preferred Stock remain unchanged. For description of the other terms of the Convertible Preferred Stock, see the Issuer's Current Report on Form 8-K filed with the SEC on September 29, 2006.

The description of the Amended Notes, the Amended Certificate of Designations and the Registration Rights Amendment set forth above is qualified in its entirety by reference to the actual terms of the documents, which are attached as exhibits 4.1, 3.1 and 10.3 to the Issuer's Current Report on Form 8-K filing dated June 27, 2007 and are incorporated herein by reference.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

A) Joint Filing Agreement

                                SCHEDULE 13D
--------------------------                          -------------------------
CUSIP NO. 82967Y104                                             Page 12 of 14
-----------------------------------------------------------------------------
                                   SIGNATURE
After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                               POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below on this Schedule 13D hereby constitutes and appoints Jeffrey W. Ubben, George F. Hamel, Jr. and Peter H. Kamin, and each of them, with full power to act without the other, his or its true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him or it and in his or its name, place and stead, in any and all capacities (until revoked in writing) to sign any and all amendments to this Schedule 13D, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary fully to all intents and purposes as he or it might or could do in person, thereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

                              ValueAct Capital Master Fund L.P., by
                              VA Partners, L.L.C., its General Partner

                              By:     /s/  George F. Hamel, Jr.
                                --------------------------------------
Dated:  July 2, 2007            George F. Hamel, Jr., Managing Member

                              VA Partners, L.L.C.

                              By:    /s/  George F. Hamel, Jr.
                                --------------------------------------
Dated:  July 2, 2007            George F. Hamel, Jr., Managing Member


                               ValueAct Capital Management, L.P., by
                               ValueAct Capital Management, LLC its
                               General Partner

                              By:    /s/  George F. Hamel, Jr.
                                --------------------------------------
Dated:  July 2, 2007            George F. Hamel, Jr., Managing Member


                               ValueAct Capital Management, LLC

                              By:    /s/  George F. Hamel, Jr.
                                --------------------------------------
Dated:  July 2, 2007            George F. Hamel, Jr., Managing Member

                                SCHEDULE 13D
--------------------------                          -------------------------
CUSIP NO. 82967Y104                                             Page 13 of 14
-----------------------------------------------------------------------------

                              By:    /s/  Jeffrey W. Ubben
                                --------------------------------------
Dated:  July 2, 2007            Jeffrey W. Ubben, Managing Member


                              By:    /s/  George F. Hamel, Jr.
                                --------------------------------------
Dated:  July 2, 2007            George F. Hamel, Jr., Managing Member


                              By:    /s/  Peter H. Kamin
                                --------------------------------------
Dated:  July 2, 2007            Peter H. Kamin, Managing Member

                                SCHEDULE 13D
--------------------------                          -------------------------
CUSIP NO. 82967Y104                                             Page 14 of 14
-----------------------------------------------------------------------------
                                 Exhibit 1

                          JOINT FILING UNDERTAKING

The undersigned parties hereby agree that the Schedule 13D filed herewith (and any amendments thereto) relating to the Common Stock of SIRVA, Inc. is being filed jointly on behalf of each of them with the Securities and Exchange Commission pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended.

                              ValueAct Capital Master Fund L.P., by
                              VA Partners, L.L.C., its General Partner

                              By:     /s/  George F. Hamel, Jr.
                                --------------------------------------
Dated:  July 2, 2007            George F. Hamel, Jr., Managing Member

                              VA Partners, L.L.C.

                              By:    /s/  George F. Hamel, Jr.
                                --------------------------------------
Dated:  July 2, 2007            George F. Hamel, Jr., Managing Member


                               ValueAct Capital Management, L.P.,
                               by, ValueAct Capital Management, LLC
                               its General Partner

                              By:    /s/  George F. Hamel, Jr.
                                --------------------------------------
Dated:  July 2, 2007            George F. Hamel, Jr., Managing Member


                               ValueAct Capital Management, LLC

                              By:    /s/  George F. Hamel, Jr.
                                --------------------------------------
Dated:  July 2, 2007            George F. Hamel, Jr., Managing Member


                              By:    /s/  Jeffrey W. Ubben
                                --------------------------------------
Dated:  July 2, 2007            Jeffrey W. Ubben, Managing Member


                              By:    /s/  George F. Hamel, Jr.
                                --------------------------------------
Dated:  July 2, 2007            George F. Hamel, Jr., Managing Member


                              By:    /s/  Peter H. Kamin
                                --------------------------------------
Dated:  July 2, 2007            Peter H. Kamin, Managing Member